July 2, 2009

Via U.S. Mail and Facsimile

Zhen Chen
President
Postal Code 130021, Box 2225
Ming De Road Post Office
Chao Yang, Chang Chun, China 1300006

      RE: Avatar Ventures Corp.
               Form 10-K for the fiscal year ended July 31, 2008

               File No. 333-147037

Dear Mr. Chen:

We have reviewed your filing and have the following comments. We have limited our review to only financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments and comply with the remaining comments in all future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended July 31, 2008

Item 9A: Controls and Procedures

Evaluation of Disclosure Controls and Procedures

1. We note from your penultimate sentence in the paragraph under this section that you have conducted your evaluation of the effectiveness of your disclosure controls and procedures within the 90 days prior to the filing date of this report. Please note that Item 307 of Regulation S-K provides that such evaluation should be completed <u>as of the end of the period covered by the report</u> rather than as of a date within 90 days prior to the filing of such report. Please revise future filings to comply with the requirements outlined in Item 307 of Regulation S-K, as applicable.

2. We note from your last sentence in the paragraph under this section that your officers "have concluded that such disclosure controls and procedures are effective at ensuring that required information is disclosed in the Company's reports." In future 10-Ks and 10-Qs, please revise the conclusion of your principle executive and financial officer(s) regarding the effectiveness of your disclosure controls and procedures to encompass the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e), or simply state, if true, that such officer(s) concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

Form 10-Q for the quarterly period ended April 30, 2009

Exhibits

3. We note that you did not include in your Form 10-Q for the quarterly period ended April 30, 2009 a certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 and a certification pursuant to 18 U.S.C. section 1350 as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002. In this regard, please revise your future filings to include these certifications. See Rule 13a-14(a) or 15d-14(a) of the Exchange Act Rules and Rule 13a-14(b) or 15d-14(b) of the Exchange Act Rules for guidance.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Zhen Chen, President
(604) 269-6623